oxybiomed.com www.dermacyteUS.com

ONE Copley Parkway, Suite 490	Phone: 919.855.2100
Morrisville, NC 27560	Fax: 919.855.2133

April 16, 2013

VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-0306

Attn:	Karen Ubell
Staff Attorney
Division of Corporation Finance

Re:	Oxygen Biotherapeutics, Inc.
Registration Statement No. 333-187441
Request for Acceleration

Dear Ms. Ubell:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Oxygen Biotherapeutics, Inc. (the “Registrant”) hereby requests acceleration of the effective date of the above-referenced Registration Statement on Form S-3 (File No. 333-187441) (the “Registration Statement”), so that it may be declared effective at 4:00 p.m., Eastern Time on Wednesday, April 17, 2013, or as soon thereafter as is practicable.  The Registrant is aware of its responsibilities under the Act and the Securities Exchange Act of 1934, as amended, as they relate to this offering of securities.  As requested, the Company further acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at (919) 855-2123.  Thank you in advance for your assistance.

Sincerely,

/s/ Michael B. Jebsen
Michael B. Jebsen
Interim Chief Executive Officer and Chief Financial Officer

cc:           Margaret N. Rosenfeld